SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Harvest Natural Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

41754V103
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

CUSIP No. 41754V103	13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON JET CAPITAL INVESTORS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 41754V103	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Jet Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 41754V103	13G/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Alan S. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 41754V103	13G/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Matthew Mark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 41754V103	13G/A	Page 6 of 9 Pages

Item 1(a).	NAME OF ISSUER
HARVEST NATURAL RESOURCES, INC.

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
1177 Enclave Parkway, Suite 300 Houston, TX 77077

Item 2(a).	NAME OF PERSON FILING
(i) Jet Capital Investors, L.P. (the "Investment Manager"), a Delaware limited partnership which serves as investment manager to Jet Capital Master Fund LP and Jet Capital Select Opportunities Master Fund, LP (together, the "Master Funds") and certain discretionary accounts (the "Discretionary Accounts", and together with the Master Funds, the "Funds") with respect to shares of common stock directly owned by the Funds.

(ii) Jet Capital Management, L.L.C. (the "General Partner"), a Delaware limited liability company which serves as the general partner of the Master Funds, with respect to shares of common stock directly owned by the Master Funds.

(iii) Alan S. Cooper ("Mr. Cooper"), who, together with Mr. Mark, is responsible for the supervision and conduct of all investment activities of the Investment Manager and the General Partner, including, without limitation, for all investment decisions with respect to the assets of the Funds, with respect to shares of common stock directly owned by the Funds, and with respect to shares of common stock directly owned by him.

(iv) Matthew Mark ("Mr. Mark"), who, together with Mr. Cooper, is responsible for the supervision and conduct of all investment activities of the Investment Manager and the General Partner, including, without limitation, for all investment decisions with respect to the assets of the Funds, with respect to shares of common stock directly owned by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Act, the beneficial owner of the common stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
(i) The Investment Manager: 540 Madison Ave, 17th Floor, New York, NY 10022
(ii) The General Partner: 540 Madison Ave, 17th Floor, New York, NY 10022
(iii) Mr. Cooper: 540 Madison Ave, 17th Floor, New York, NY 10022
(iv) Mr. Mark: 540 Madison Ave, 17th Floor, New York, NY 10022

Item 2(c).	CITIZENSHIP
(i) The Investment Manager: Delaware, USA
(ii) The General Partner: Delaware, USA
(iii) Mr. Cooper: USA
(iv) Mr. Mark: USA

CUSIP No. 41754V103	13G/A	Page 7 of 9 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $.0001 par value

Item 2(e).	CUSIP NUMBER
41754V103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	OWNERSHIP

Not applicable.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

CUSIP No. 41754V103	13G/A	Page 8 of 9 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 41754V103	13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2014

Jet Capital Investors, L.P.

/s/ Alan S. Cooper
Name: Alan S. Cooper
Title: Authorized Signatory, Jet Capital Investors, L.P.

Jet Capital Management, L.L.C.

/s/ Alan S. Cooper
Name: Alan S. Cooper
Title: Authorized Signatory, Jet Capital Management, L.L.C

/s/ Alan S. Cooper
Alan s. Cooper, individually

/s/ Matthew Mark
Matthew mark, individually